Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Ownership Percentage	Jurisdiction of Incorporation or Organization
BHI Intermediate Holding Corp	100%	Delaware
Bojangles’ Restaurants, Inc.	100%	Delaware
BJ Restaurant Development, LLC	100%	North Carolina
BJ Georgia, LLC	100%	Georgia
Bojangles’ International, LLC	100%	Delaware